Exhibit 99.6

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of director JOHN MICHAEL SUNDERLAND

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
			JOHN MICHAEL SUNDERLAND	584,173
			JEAN MARGARET SUNDERLAND	239,850
			JM SUNDERLAND, JM SUNDERLAND AND DJ LEITCH A/CJMS1	52,000
			JM SUNDERLAND, JM SUNDERLAND AND DJ LEITCH A/C JMS2	54,000
			TUDOR NOMINEES LTD	5,974
			BT GLOBENET NOMINEES LTD A/C 10	3,972
			DOUGLAS DEAKIN YOUNG LTD	5,189
			BANK OF NEW YORK NOMINEES LTD A/C 491846	221,182

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES

7.	Number of shares acquired 25,000	8.	Percentage of issued class N/A	9.	Number of shares disposed 25,000	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share ACQUIRED: £2.595 DISPOSED: £5.125	13.	Date of transaction 10 MARCH 2005	14.	Date company informed 10 MARCH 2005

15.	Total holding following this notification 1,166,340	16.	Total percentage holding of issued class following this notification 0.06%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 11 MARCH 2005